April 16, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (949) 809-4357

Mr. Brett White, Chief Executive Officer
CB Richard Ellis Group, Inc.
1150 Santa Monica Boulevard, Suite 1600
Los Angeles, CA   90025

RE: CB Richard Ellis Group, Inc.
        File No. 001-32205
        Form 10-K for the year ended December 31, 2008

Dear Mr. White:

        We have reviewed the above referenced filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and
will make no further review of your documents. As such, all persons who are responsible
for the adequacy and accuracy of the disclosures are urged to be certain that they have
included all information required pursuant to the Securities Exchange Act of 1934.

        In our comments, we ask you to provide us with additional information so we
may better understand your disclosure. Please be as detailed as necessary in your
explanation. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comment or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 32; Management's Discussion and Analysis of Financial
Condition and Results of Operations, pages 45 and 51

1.   We noted that you adjusted EBITDA for goodwill and other non-amortizable
        intangible asset impairment, and you use this non-GAAP financial measure to
        evaluate operating performance. Given the impairment appears to be the result of
        a decline in estimated future discounted cash flows and operations in your
        reporting segments, it is not clear why the exclusion of impairment charges is
        useful in evaluating operating performance. Please explain to us how you

considered the guidance in Questions 8 and 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining whether it is appropriate to exclude this charge and characterize this measure as "EBITDA."

2.   We noted your disclosure that management uses EBITDA as a measure to evaluate the operating performance of your various "business lines." We also noted that you presented EBITDA by segment on pages 51-53. Please clarify to us whether EBITDA is reported to the chief operating decision maker for purpose of assessing segment performance. If so, explain why you have not reported this information in your Industry Segments disclosure in note 25. In addition, please clarify your basis for adjusting for royalty and management service expense.

Critical Accounting Policies

Goodwill and Other Intangible Asset, page 40

3.   Given the materiality of goodwill and the impact the identification of reporting units can have on the determination of a goodwill impairment charge, please tell us how you considered providing the following disclosure in the critical accounting estimates:
- How the reporting units were identified.
- How goodwill is allocated to reporting units
- Whether there have been any changes in the number of reporting units, or the manner in which goodwill was allocated. If such changes have taken place, they should be explained.

Financial Statements

Note 14 – Long-Term Debt and Short-Term Borrowings, page 113

4.   Reference is made to your discussion of CBRE's funding arrangement with Red Capital for the purpose of funding originations of Freddie Mac and Fannie Mae multi-family property mortgage loans. Please clarify if these commitments are being accounted for as derivatives under SFAS 133. If so, tell us how you evaluate fair value and your consideration of interest rate and credit risk in this valuation.

Note 15 – Commitments and Contingencies, page 116

5.   Please clarify the accounting treatment for your agreement with Fannie Mae under the Delegated Underwriting and Servicing Lender Program and include the accounting literature you relied upon in determining how transactions under this program are recorded in your financial statements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief